UNITED  STATES
                       SECURITIES  AND  EXCHANGE  COMMISSION
                             Washington,  D.C.  20549

                                   FORM  12b-25

                           NOTIFICATION  OF  LATE  FILING

(Check  one)
[X] Form 10-K and Form 10-KSB __Form 20-F __ Form 11-K __Form 10-Q and Form 10-QSB __Form N-SAR

                  For  Period  Ended  DECEMBER  31,  2001
                  __  Transition  Report  on  Form  10-K  and  Form  10-KSB
                  __  Transition  Report  on  Form  20-F
                  __  Transition  Report  on  Form  11-K
                  __  Transition  Report  on  Form  10-Q  and  Form  10-QSB
                  __  Transition  Report  on  Form  N-SAR
                  For  the  Transition  Period  Ended:_______________

Read Instructions (on back page) Before Preparing Form, Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART  I--REGISTRANT  INFORMATION

Full  Name  of  Registrant:            VHS NETWORK, INC.
                        --------------------------------------------------------

Former  Name  of  Registrant:
                          ------------------------------------------------------

Address  of  Principal  Executive  Office  (Street  and  Number):

 301-5170 DIXIE ROAD, MISSISSAUGA, ONTARIO, CANADA   L4W 1E3
--------------------------------------------------------------------------------
PART  II--RULES  12b-25(b)  AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate):


[X] | (a) The reasons described in reasonable detail in Part III of this form | could not be eliminated without unreasonable effort or expense.
     |
[X] | (b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be | filed on or before the fifteenth calendar day following the | prescribed due date; or the subject quarterly report or transition | report on Form 10-Q, or portion thereof will be filed on or before | the fifteenth calendar day following the prescribed due date; and
     |
[ ]  |  (c) The  accountant's  statement  or  other  exhibit  required  by  Rule
     |      12b-25(c)  has  been  attached  if  applicable.
     |
     |

PART  III--NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q,10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Annual Report on Form 10-KSB by March 31, 2002, the required filing date, without unreasonable effort and expense.

PART  IV--OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Elwin D. Cathcart            (905)                    238-9398
         ------------------        -----------        --------------------------
         (Name)                    (Area  Code)             (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                 VHS NETWORK, INC.
                        ---------------------------------
                  (Name  of  Registrant  as  Specified  In  Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized

Dated:  March  31,  2002        VHS NETWORK, INC.



                              By:/s/  Elwin D. Cathcart
                                 -----------------------------------------------
                                 Elwin D. Cathcart,  Chief  Executive  Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
    INTENTION  MISSTATEMENTS  OR  OMISSIONS  OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS  (SEE  18  U.S.C.  1001).

                              GENERAL  INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.